Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	August 22, 2011

SILVERCORP ACQUIRES HIGH GRADE XBG SILVER-GOLD-LEAD-ZINC PROPERTY IN LUOYANG, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – August 22, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that its 77.5% owned subsidiary, Henan Found Mining Co. (“Henan Found”), signed a share purchase agreement to acquire a 90% equity interest in Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”), two local private mining companies, with common owners, in Luoyang City, Henan Province.

Henan Found’s total cash payment for the acquisition of both companies is approximately US$10.4 million, including US$4.3 million for the equity interest and US$6.1 million cash payment for outstanding debt. Henan Found has made 80% of the required total payment and has taken over control.

Zhongxing’s main assets include the high grade XBG silver-gold-lead-zinc (“Ag-Au-Pb-Zn”) mine with a mining permit covering 26.36 square kilometers (km2) expiring November 2022 and the adjacent NTM gold exploration permit covering 2.54 km2. Chuanxin’s main assets include a 350 tonne-per-day (“t/d”) floatation mill and an associated tailings management facility built in 2009 within the mining permit area, and an environmental permit to construct a 1,000 t/d floatation mill.

The XBG Mine is located about 120 km southwest of the Company’s Ying Mine and is about a three hour drive from Luoyang City and the Ying Mine. Due to the close proximity, the XBG project will be managed by the Ying Mine’s management team.

Geologically, the XBG project area is situated in the east extension of the Qinling Mountain Belt near the margin of the Northern China Craton in the same regional mineralization belt as the Ying Mining Camp and is one of the largest silver–gold and base metal belts and largest silver producing region in China. The XBG project area is underlain by Middle Proterozoic andesite flows interbeded with minor thinly bedded rhylite, which have been intruded by Mesozoic granitic stocks. Mesothermal-style silver-gold-lead-zinc mineralization is hosted by NNE, NEE, and NW trending ductile shear structures which occur along a southeast margin of large granitic plutons that extends over 40 km long that are featured by extensive overlapping silver-lead-zinc-gold soil anomalies.

The XBG mine area was subjected to artisanal mining for gold and silver since the late 1980s. Exploration activities were limited to regional scale surface mapping, 1:50,000 scale stream sediment geochemical survey, and limited surface trenching. No drilling was ever performed on the property, therefore, no resource was defined.

Zhongxing has carried out exploration/mine development and small scale mining since the mining permit was issued in November 2010 by small scale tunnel mining. By the end of July 2011, a total of 4,500 meters of mine tunnels and several shallow shafts were developed in the mine area. Based on Zhongxing’s records, over 20,000 tonnes of silver-lead-zinc ore were mined of which about 12,000 tonnes of ore were milled by the 350 t/d flotation mill. Metal recoveries from the test milling were reported to be over 90% for silver and lead and 80% for gold and zinc.

So far, 12 mineralized Ag-Au-Pb-Zn veins/structures and three Au veins/structures were identified by surface mapping, trenching, and tunneling. The silver-gold-lead-zinc mineralization is hosted in quartz-sericite-chlorite-carbonate-fluorite veins cross-cutting Proterozoic age andesite flows. The vein system trends NNE, NEE, and NW with a steeply (62-86°) dip and extends a few hundred meters to over 2,000 meters (m) along strike and up to 210 m along the dipping direction with true width ranging from 0.2 to 3.8 m. The veins contained 14 to 856 grams per tonne (g/t) Ag, 0.10 to 63.18 g/t Au, 0.15 to 36.17% Pb, and 0.10 to 15.33% Zn.

Silvercorp’s geologists visited the property three times in June and July, 2011. During the site visits, over 35 channel and bulk samples were collected from five actively mined veins and highlights of assay results are listed below.

Vein#	Location	True Thickness (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
X1	YS Shaft, North Vein Drift	1.20	251	1.20	11.54	0.53
	YS Shaft, South Vein Drift	2.30	128	9.47	2.56	0.74
	Including	0.30	856	63.18	12.78	0.41
	Ore Stockpile at YS	Bulk sample	37	10.44	0.61	0.10
X2	Road Cut Outcrop	3.80	87	0.44	1.05	0.70
X8	Adit at YS Valley East	Stope’s Bulk sample	165	0.55	19.32	0.53
	Vein Drift at YS Valley East	0.80	84	0.88	5.99	2.66
	Vein Drift at YS Valley West	0.83	195	0.42	10.44	8.03
	Ore Stockpile at mill	Bulk sample (massive Galena)	352	0.28	65.93	4.76
X9	Vein Drift at YS Valley West	0.40	84	1.25	2.82	1.90
X12	Vein Drift at Dachunshu	0.80	151	1.31	0.77	0.81

Once the transaction is completed, a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling will be carried out to explore the existing veins and discover additional veins. The exploration program is expected to be self-funded by cash-flow generated from continuing mining activities from the existing tunnels and processed from the existing 350 t/d floatation mill.

Silvercorp’s intention is to consolidate the majority of the mineralization belt of the XBG Mine area through Henan Found. It, as an effective explorer and developer, has a good brand name and has become the largest non-state controlled company and one of the top tax payers in Luoyang city, helping it gain the full support of county, city and provincial governments.

Henan Found is currently in the final process of acquiring another silver-gold-lead-zinc mine covered by a 14 km2 mining permit and equipped with a new 500 tonne-per-day flotation/CIL mill. This mine is located about 6 km to the northwest of the XBG mine. Henan Found is also negotiating acquisition opportunities with several other silver-gold-lead-zinc property owners in the XBG project area.

This acquisition marks another significant step for Silvercorp’s growth in China, allowing Silvercorp to establish a fourth production base in a prominent polymetallic belt with a mixed production of precious and base metals. The acquisition fits Silvercorp’s strategy of acquiring silver projects that can generate healthy cash flows before the project is fully explored and developed, so that further resource expansion and production growth can be financed from the project’s own cash flows.

This acquisition is subject to approvals by necessary regulatory agents, including Chinese military clearance, as is customarily required.

Quality Control

Geologists of Henan Found, collected the tunnel and surface channel samples. The samples were sealed and were directly shipped to the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute (ALHN) in Zhengzhou, located 220 km by road northeast of the XBG Mine.

Sample preparation and analysis of the samples was done by ALHN. The lab is accredited and certified by the Chinese government and is well known and respected for its analytical work in China. The sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay.

ALHN utilizes a two-acid digestion and Atomic Absorption Spectrometry (AAS finish) as an assay method on a 0.5 gram sample split for analyzing silver, lead and zinc. Standard fire assay by AA finish for gold.

The lab utilizes a QA/QC system of duplicates, replicates and standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information in this press release relate to, plans for production at XBG, exploration results, the successful closing of the acquisition, receipt of approvals, and further acquisitions, among other things.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.